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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                             SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING              0-24970

                               FORM 10-QSB                    CUSIP NUMBER
                                                                01643P
                 For Period Ended: September 30, 1999


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION

                        ALL-AMERICAN SPORTPARK, INC.
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                          Full Name of Registrant

                              Not Applicable
                         -------------------------
                         Former Name if Applicable

                       6730 South Las Vegas Boulevard
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         Address of Principal Executive Office (Street and Number)

                           Las Vegas, Nevada  89119
                         ---------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


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The Company's Chief Financial Officer has been required to devote a substantial amount of time on the negotiations relating to the Company's debt facility. As a result, it has not been possible to complete the filing by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                Kirk Hartle                (702) 798-7777
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                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes  [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report that during the nine months ended September 30, 1999, that it had total revenues of $5,765,471 as compared to total revenues of $37,000 during the nine months ended September 30, 1998. The Company also expects to report that it had a net loss of approximately $2,484,000 during the nine months ended September 30, 1999, as compared to a net loss of $805,900 during the same period last year. The increase in revenues in 1999 is primarily due to a full nine months of operations of the Sportpark in Las Vegas which was not operational during the same period last year. The increase in the net loss is primarily a result of the fact that during the nine months ended September 30, 1998, the Company had a gain on the sale of its interest in the Callaway Golf Center in May 1998.
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                      ALL-AMERICAN SPORTPARK, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ALL-AMERICAN SPORTPARK, INC.


                                     By:/s/ Kirk Hartle
                                        Kirk Hartle, Chief Financial Officer

Date: November 16, 1999

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]